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ngreene@shearman.com (212) 848-4668	April 10, 2014

Kenneth Ellington U.S. Securities and Exchange Commission Office of Disclosure and Review Division of Investment Management 100 F Street, N.E. Washington D.C. 20549

First Eagle Funds (the “Funds” or the “Trust”)

File Nos. 033-63560 and 811-7762

Dear Mr. Ellington:

Thank you for your comments regarding the Trust’s Annual Report, filed as a Form N-CSR on January 8, 2014. This letter responds to your comments, which you provided to us by telephone on March 26, 2014. Below we summarize your comments and our response.

I.	Performance Data – Graphs Highlighting Growth of an Initial $10,000 Investment
1.	COMMENT - You commented that the performance graphs for the Funds, highlighting growth of an initial $10,000 investment, do not appear to visually show each Fund's respective front-end sales load as required by Instruction 2 of Item 27(b)(7). You asked that we confirm whether or not each Fund’s front-end sales load is included in our calculations.

RESPONSE:  We reviewed the data for each Fund and confirm that each Fund’s front-end sales load is included in our calculations. We also reviewed the graphic presentations and agree that it is not clear that the starting value is below $10,000. Going forward, we will correct the graphs for these Funds so that visually the hypothetical investment appears to start below the $10,000 line where a share class with a front-end sales

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Kenneth Ellington

load is charted. First Eagle High Yield Fund and First Eagle Fund of America’s Class I and Class Y shares, respectively, do not charge front-end sales loads, and that is reflected in the graphs and data for those Funds.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4668

Sincerely,

Nathan Greene